NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

February 12, 2024

Via EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C., 20549

Attention:
Michael Purcell
Kevin Dougherty

Re:	Crown LNG Holdings Limited
Registration Statement on Form F-4, as amended
File No. 333-274832

Dear Mr. Purcell and Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crown LNG Holdings Limited (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-274832), as amended (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on February 14, 2024, or as soon as practicable thereafter. The Company hereby authorizes Andrew Tucker and Rebekah McCorvey of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Andrew Tucker at +1 (202) 689-2987 or Rebekah McCorvey at +1 (470) 515-1971 and that such effectiveness also be confirmed in writing.

Please do not hesitate to contact Andrew Tucker at +1 (202) 689-2987 or andy.tucker@nelsonmullins.com or Rebekah McCorvey at +1 (470) 515-1971 or rebekah.mccorvey@nelsonmullins.com with any questions or comments with respect to this letter.

Very truly yours,

Crown LNG Holdings Limited

/s/ Jørn S. Husemoen
Name:	Jørn S. Husemoen
Title:	Chief Financial Officer of Crown LNG Holdings Limited

cc:

Andrew M. Tucker, Esq., Nelson Mullins Riley & Scarborough LLP

W. David Manheim, Esq., Nelson Mullins Riley & Scarborough LLP

Rebekah D. McCorvey, Esq., Nelson Mullins Riley & Scarborough LLP

Jocelyn Arel, Esq., Goodwin Procter LLP

Jeffrey A. Letalien, Esq., Goodwin Procter LLP

Audrey S. Leigh, Esq., Goodwin Procter LLP

Daniel Dusek, Esq., Goodwin Procter LLP

Douglas Freeman, Esq., Goodwin Procter LLP

Victor Chen, Esq., Goodwin Procter LLP